JAMES D. EVANS	November 1, 2019	EMAIL JEVANS@FENWICK.COM DIRECT DIAL +1 (206) 389-4559

VIA EDGAR AND OVERNIGHT DELIVERY

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:	Kathleen Krebs, Special Counsel Jeff Kauten, Staff Attorney
Christine Dietz, Senior Staff Accountant
Eiko Yaoita Pyles, Staff Accountant

Re:	Bill.com Holdings, Inc. Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted October 11, 2019 CIK No. 0001786352

Ladies and Gentlemen:

On behalf of Bill.com Holdings, Inc. (the “Company”), we are concurrently transmitting herewith Confidential Submission No. 3 (“Draft No. 3”) to the Confidential Draft Registration Statement on Form S-1 (CIK No. 0001786352) initially submitted by the Company to the U.S. Securities and Exchange Commission (the “Commission”) on September 6, 2019 (the “Draft Registration Statement”). In this letter, we respond to the comments of the staff of the Commission (the “Staff”) contained in the Staff’s letter dated October 25, 2019 (the “Letter”) regarding confidential draft no. 2 of the Draft Registration Statement (the “Draft No. 2”). The numbered paragraphs below correspond to the numbered comments in the Letter and the Staff’s comments are presented in bold italics. We have also enclosed with the copy of this letter that is being transmitted via overnight courier four copies of Draft No. 3 in paper format, marked to show changes from Draft No. 2. In addition to addressing the comments raised by the Staff in the Letter, the Company has revised Draft No. 3 to update certain other disclosures.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Net Dollar-Based Retention Rate, page 64

1.	In order to provide context to your current measure, revise to provide comparative disclosure of your net dollar-based retention rate for each reported period and discuss any significant fluctuations.

The Company notes the Staff’s comment and has revised its disclosure on page 66 of Draft No. 3 to clarify that net dollar-based retention rate is calculated on an annual basis only. In response to the Staff’s comment, the revised disclosure further provides the annual measure for the June 30, 2019 and 2018 reported periods, and explains the variation between the figures.

U.S. Securities and Exchange Commission

Division of Corporation Finance

November 1, 2019

Consolidated Financial Statements

Consolidated Statements of Cash Flows, page F-7

2.

We note your response to prior comment 9 and that you present cash flows from the change in the customer fund deposits liability within investing activities. Please tell us the specific guidance in ASC 230 you relied upon in your determination to classify the cash flows associated with the liability in investing activities. In your response, please tell us about the nature of the underlying cash flows and if you considered alternative presentations as either operating or financing.

The Company respectfully advises the Staff that the customer fund deposits liability represents the funds held in trust for its customers that must be remitted to its customers and/or their suppliers. As such, the balance of this liability is equal to the balance of the corresponding asset, funds held for customers, on the consolidated balance sheet. The Company’s management of funds that it holds for customers is subject to state money transmitter laws which are designed to ensure the safety and soundness of the funds. Most state money transmitter laws require that the Company hold customer funds in trust for the benefit of (FBO) its customers. Further, the funds that the Company holds for its customers are subject to investment restrictions, prescriptions on the title to those accounts and limitations on granting any security interest in those funds. To comply with these requirements, the Company holds customer funds in FBO accounts at federally-chartered banks. The Company’s agreements with these banks generally require customer funds designated as FBO be held in a segregated bank account and distinct from any other account maintained by the Company for its own assets, so as to not commingle operating and customer funds. As a result, the customer funds held by the Company are not available for general corporate or operating purposes.

The Company believes that a restricted cash balance on deposit is equivalent to an investment in which the satisfaction of conditions, rather than a mere withdrawal demand, is required for a return of principal. Therefore, deposits and withdrawals of the principal balances of restricted cash accounts constitute the creation or return of an investment. This view is also expressed in Section 4.1.1 of Deloitte’s 2017 publication (prior to ASU 2016-18), “A Roadmap to the Preparation of the Statement of Cash Flows.” The changes in the Company’s customer deposit liability account are driven by receipts and disbursements of restricted cash. Accordingly, the Company concluded that the change in the customer deposits liability account is appropriately classified as an investing activity. The Company further believes that the receipt of restricted cash from the Company’s customers and/or their customers, temporarily holding the cash in a separate bank account and then investing certain amounts in securities represents an integrated, linked and interdependent set of transactions. We believe the interdependency of these transactions is best presented in the statement of cash flows within the same section, in our case, the investing section of the statement of cash flows.

The Company also considered whether the change in the customer fund deposits liability should be classified in financing activities. The Company concluded that the change in the liability did not meet the definition of financing activities under ASC 230-10-20 based on the fact that the activity did not represent the following:

•	Obtaining resources from owners and providing them with a return on, and a return of, their investment;

These transactions are comprised of receipts from the Company’s customers and their customers and not the Company’s shareholders. The Company’s customers and their customers do not receive any return on, or return of, the amounts transmitted to the Company.

•	Receiving restricted resources that by donor stipulation must be used for long-term purposes;

This relates to not-for-profit organizations and is not applicable to the Company.

•	Borrowing money and repaying amounts borrowed, or otherwise settling the obligation;

The amounts transmitted through the Company’s restricted bank accounts do not represent a borrowing arrangement and the amounts are not repaid to the Company’s customers or their customers, except in very limited circumstances when a Company payment to a customer supplier is not successfully executed. Furthermore, the customer funds received by the Company are not available for general corporate or operating purposes.

•	Obtaining and paying for other resources obtained from creditors on long-term credit.

There are no long-term credit arrangements with the Company’s customers or their customers.

U.S. Securities and Exchange Commission

Division of Corporation Finance

November 1, 2019

The Company also considered the listing of cash inflows from financing activities in ASC 230-10-45-14 consisting of the following:

•	Proceeds from issuing equity instruments;

•	Proceeds from issuing bonds, mortgages, notes, and from other short- or long-term borrowing;

•

Receipts from contributions and investment income that by donor stipulation are restricted for the purposes of acquiring, constructing, or improving property, plant, equipment, or other long-lived assets or establishing or increasing a donor-restricted endowment fund;

•

Proceeds received from derivative instruments that include financing elements at inception, whether the proceeds were received at inception or over the term of the derivative instrument, other than a financing element inherently included in an at-the-market derivative instrument with no prepayments.

None of these indicia apply to the Company.

Finally, the Company considered whether the change in the customer fund deposits liability should be classified in operating activities by evaluating ASC 230-10-45-16 and 45-17. Both the receipt and disbursement of restricted cash from and to the Company’s customers and their customers and suppliers do not represent any of the activities listed in these paragraphs. Classifying the change in the customer fund deposits liability account as an operating activity would change the cash flows from operating activities from a use of cash of $3.9 million to cash flows provided by operating activities of $410.3 million in the most recent fiscal year. The cash that is temporarily received from customers and their customers is maintained in segregated bank accounts as described above and not available for general corporate or operating purposes. Furthermore, due to the restrictions on the cash received, the Company determined that presentation of the change in the customer fund deposit liability as an operating activity would mislead readers to believe that this cash could be used in the Company’s operations. In addition, given that the activity in this account is based solely on the timing of customer actions and their customers’ actions, classification as an operating activity would not provide a meaningful measure of performance for the management of working capital.

U.S. Securities and Exchange Commission

Division of Corporation Finance

November 1, 2019

* * * * * * *

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (206) 389-4559, or, in his absence, Nicolas H.R. Dumont at (212) 430-2679.

Sincerely,

FENWICK & WEST LLP

/s/ James D. Evans

James D. Evans

cc:	René Lacerte, President and Chief Executive Officer

John Rettig, Chief Financial Officer

Raj Aji, General Counsel and Chief Compliance Officer

Bill.com Holdings, Inc.

Mark C. Stevens

Dawn H. Belt

Nicolas H. R. Dumont

Fenwick & West LLP

Raj S. Judge

Andrew D. Hoffman

Wilson Sonsini Goodrich & Rosati, P.C.